Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of July, 2008	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒   Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

For Immediate Release

July 21, 2008

Grupo Radio Centro Reports Second Quarter and First Half 2008 Results

Mexico City, July 21, 2008 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the second quarter and first half ended June 30, 2008. All figures were prepared in accordance with the Financial Reporting Standards issued by the Mexican Board for Research and Development of Financial Information Standards.

Second Quarter Results

Broadcasting revenue for the second quarter 2008 was Ps. 173,613,000, representing an increase of 16.1% compared to the Ps. 149,589,000 reported in the second quarter 2007. This increase was mainly attributable to higher advertising expenditures from the Company’s clients, who purchased more airtime during the second quarter 2008 compared to the same period 2007. This was a result of a highly competitive environment, mainly in the retail sector, the Company’s efforts to gain market share with competitive sales plans and the strengthening of the Company’s sales force staff.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the second quarter 2008 were Ps. 108,856,000, representing an increase of 5.0% compared to the Ps. 103,641,000 reported in the second quarter 2007. This increase was primarily due to higher sales commissions to the Company’s general sales force as a result of the increase in broadcasting revenue, as well as higher expenses related to the Company’s promotional activities, market research, and advertising during the second quarter 2008 compared to the same period 2007.

For the second quarter 2008, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 64,757,000, a 40.9% increase compared to the Ps. 45,948,000 reported in the second quarter 2007. This increase in broadcasting income was mainly attributable to the aforementioned increase in broadcasting revenue.

Depreciation and amortization expenses for the second quarter 2008 were Ps. 8,051,000, a 9.0% decrease compared to the Ps. 8,851,000 reported in the second quarter 2007. Depreciation and amortization expenses were lower in the second quarter 2008 due to the Company no longer recording depreciation on certain assets whose useful lives have ended.

The Company’s corporate, general and administrative expenses were Ps. 3,805,000 in the second quarter 2008, compared to the Ps. 3,834,000 reported in the second quarter 2007.

The Company reported operating income of Ps. 52,901,000 in the second quarter 2008, a 59.0% increase compared to the Ps. 33,263,000 in operating income reported in the second quarter 2007. This increase was due to increased broadcasting revenue during the second quarter 2008 compared to the second quarter2007, as described above.

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2008 Results

During the second quarter 2008, other expenses, net, were Ps. 12,622,000, a 32.6% increase compared to the Ps. 9,521,000 reported in the second quarter 2007. This increase was mainly attributable to higher legal expenses during the second quarter 2008 compared to the comparable period of 2007.

The Company’s comprehensive financing cost for the second quarter 2008 was Ps. 4,370,000, an increase of 69.6% compared to the Ps. 2,576,000 reported in the second quarter 2007. This unfavorable change was mainly due to fees paid in the second quarter 2008 in connection with amendments to the Company’s credit facility with GE Capital CEF México, S. de R.L. de C.V. and Banco Inbursa S.A., which was set to expire in June, 2008 and was renewed for an additional two years.

For the second quarter 2008, the Company reported income before taxes of Ps. 35,909,000, an increase of 69.7% compared to the Ps. 21,166,000 reported in the second quarter 2007, primarily from the increase in broadcasting income during the second quarter 2008, as described above.

The Company recorded income taxes of Ps. 10,469,000 in the second quarter 2008, an increase of 104.6% compared to the Ps. 5,117,000 recorded in the second quarter 2007. This increase was due to higher taxable income in the second quarter 2008 compared to the comparable period.

As a result of the foregoing, the Company’s net income for the second quarter 2008 reached Ps. 25,440,000, an increase of 58.5% compared to net income of Ps. 16,049,000 reported in the second quarter 2007.

First Half Results

For the six months ended June 30, 2008, broadcasting revenue was Ps. 301,871,000, representing an 8.5% increase compared to the Ps. 278,123,000 reported in the same period 2007. The increase in broadcasting revenue was mainly attributable to an increase in advertising expenditures by the Company’s clients, who purchased more airtime during the first half 2008 than the comparable period. This was the result of a highly competitive environment, mainly in the retail sector, as well as the Company’s efforts to gain market share with competitive sales plans and the strengthening of the Company’s sales force staff.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the first six months of 2008 were Ps. 212,837,000, a slight decrease compared to the Ps.  213,610,000 reported in the same period 2007.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the first six months of 2008 was Ps. 89,034,000, an increase of 38.0% compared to the Ps. 64,513,000 reported in the same period 2007. This increase was mainly attributable to the increase in broadcasting revenue, as described above.

Depreciation and amortization expenses for the first six months of 2008 were Ps. 15,732,000, a decrease of 11.5% compared to the Ps. 17,780,000 reported in the same period 2007. This decrease was due to the Company no longer recording depreciation on certain of the Company assets whose useful lives have ended.

The Company’s corporate, general and administrative expenses for the first six months of 2008 were Ps. 7,300,000, a slight increase compared to the Ps. 7,273,000 reported in the same period 2007.

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2008 Results

As a result of the foregoing, the Company reported operating income of Ps. 66,002,000 for the first six months of 2008, a 67.3% increase compared to the Ps. 39,460,000 reported in the same period 2007.

Other expenses, net, for the first six months of 2008 were Ps. 24,445,000, a 19.3% increase compared to the Ps. 20,498,000 reported in the same period 2007. This increase was mainly attributable to higher legal expenses during the second quarter 2008, as well as other expenses related to the Company’s listings on the Bolsa Mexicana de Valores (the Mexican stock exchange) and The New York Stock Exchange compared to the same period 2007.

The Company’s comprehensive cost of financing for the first six months of 2008 was Ps. 4,507,000, a 118.2% increase compared to the Ps. 2,066,000 reported in the same period 2007. This unfavorable change was mainly due to fees paid in the second quarter 2008 in connection with the amendment of the Company’s credit facility, as described above.

For the first six months of 2008, the Company reported income before taxes of Ps. 37,050,000, a 119.3% increase compared to the Ps. 16,896,000 reported in the same period 2007, mainly due to the previously mentioned increase in broadcasting revenue.

The Company recorded income taxes of Ps. 10,800,000 for the first six months of 2008, compared to the Ps. 3,815,000 recorded in the same period 2007, primarily due to higher taxable income.

As a result of the foregoing, the Company reported net income of Ps. 26,250,000 in the first half of 2008, more than double the Ps. 13,081,000 reported in the first six months of 2007.

Company Description

Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2008 Results

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

RI Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2008 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V. CONSOLIDATED UNAUDITED BALANCE SHEETS as of June 30, 2008 and 2007 (1) (figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (2)
	June 30,
	2008		2007
	U.S. $(2)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	10,148	104,366	48,261

Accounts receivable:
Broadcasting, net	15,731	161,774	189,877
Other	550	5,658	5,753
Income taxes recoverable	0	0	6,488
	16,281	167,432	202,118

Prepaid expenses	2,548	26,206	23,148
Total current assets	28,977	298,004	273,527

Property and equipment, net	45,475	467,669	473,077
Deferred charges, net	507	5,216	4,005
Excess of cost over book value of net assets of subsidiaries, net	80,597	828,863	828,862
Other assets	323	3,325	3,381
Total assets	155,879	1,603,077	1,582,852

LIABILITIES
Current:
Advances from customers	10,814	111,219	102,977
Suppliers and other accounts payable	7,004	72,030	63,823
Taxes payable	2,363	24,299	24,483
Total current liabilities	20,181	207,548	191,283

Long-Term:
Reserve for labor liabilities	5,846	60,116	55,144
Deferred taxes	217	2,233	5,278
Total liabilities	26,244	269,897	251,705

SHAREHOLDERS' EQUITY
Capital stock	109,918	1,130,409	1,130,409
Cumulative earnings	15,387	158,240	156,220
Reserve for repurchase of shares	4,263	43,839	43,839
Minority interest	67	692	679
Total shareholders' equity	129,635	1,333,180	1,331,147
Total liabilities and Shareholders' equity	155,879	1,603,077	1,582,852

(1)	Amounts for the second quarter 2007 are expressed in Mexican pesos with purchasing power as of December 31, 2007.

As a result of a change in MFRS for periods beginning in 2008, we have not prepared 2008 amounts using inflation accounting or re-expressed 2007 amounts as of June 30, 2008.

(2)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.2841 per U.S. dollar, the rate on June 30, 2008.

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2008 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month and six-month periods ended June 30, 2008 and 2007 (1)
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(2) , except per Share and per ADS amounts)

	2nd Quarter			Accumulated 6 months
	2008		2007	2008		2007
	U.S.$(2)	Ps.	Ps.	U.S.$(1)	Ps.	Ps.

Broadcasting revenue (3)	16,882	173,613	149,589	29,353	301,871	278,123
Broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses	10,585	108,856	103,641	20,696	212,837	213,610
Broadcasting income	6,297	64,757	45,948	8,657	89,034	64,513

Depreciation and amortization	783	8,051	8,851	1,530	15,732	17,780
Corporate, general and administrative expenses	370	3,805	3,834	710	7,300	7,273
Operating income	5,144	52,901	33,263	6,417	66,002	39,460

Other expenses, net	(1,227)	(12,622)	(9,521)	(2,377)	(24,445)	(20,498)

Comprehensive financing cost:
Interest expense	(374)	(3,844)	(871)	(459)	(4,718)	(1,399)
Interest income (3)	(44)	(452)	(1,673)	31	315	128
(Loss) Gain on foreign currency exchange, net	(7)	(74)	(32)	(10)	(104)	1
(Loss) Gain on net monetary position (4)	0	0	0	0	0	(796)
	(425)	(4,370)	(2,576)	(438)	(4,507)	(2,066)

Income before income taxes	3,492	35,909	21,166	3,602	37,050	16,896

Income taxes	1,018	10,469	5,117	1,050	10,800	3,815
Net income	2,474	25,440	16,049	2,552	26,250	13,081

Net income applicable to:
Majority interest	2,473	25,434	16,045	2,551	26,235	13,072
Minority interest	1	6	4	1	15	9
	2,474	25,440	16,049	2,552	26,250	13,081
Net income per Series A Share (5)				0.062	0.6407	0.5001
Net income per ADS (5)				0.561	5.7663	4.5009
Weighted average common shares outstanding (000's) (5)					162,725	162,592

(1)
Amounts for the second quarter 2007 are expressed in Mexican pesos with purchasing power as of December 31, 2007. As a result of a change in MFRS for periods beginning in 2008, we have not prepared 2008 amounts using inflation accounting or re-expressed 2007 amounts as of June 30, 2008.

(2)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.2841 per U.S. dollar, the rate on June 30, 2008.

(3)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the second quarter of 2008 and 2007 was Ps. 1,393,000 and Ps. 537,000, respectively. Interest earned and treated as broadcasting revenue for the six months ended June 30, 2008 and 2007 was Ps. 2,361,000 and Ps. 934,000, respectively.

(4)
As a result of a change in MFRS for periods beginning in 2008, we will no longer use inflation accounting unless the economic enviroment is "inflationary", as defined by MFRS. Since the economic enviroment was not inflationary in the second quarter 2008, we have not reported gain (loss) on net monetary position for this period.

(5)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)

Date: July 21, 2008	By:	/s/ Pedro Beltrán Nasr
		Name:	Pedro Beltrán Nasr
		Title:	Chief Financial Officer